SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 333-82306, 333-115028, 333-135128

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees' Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 1100
Arlington, VA 22203

REQUIRED INFO

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1. The consent of Deloitte & Touche to the incorporation by reference of these financial statements into the AES Corporation's Form S-8 Registration Statement relating to the Plan (Registration No's. 333-82306, 333-115028, and 333-135128) is set forth hereto as Exhibit 23. The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. ss. 1350, is attached hereto as Exhibit 99.

Employees' Thrift Plan
of Indianapolis Power &
Light Company

Financial Statements as of December 31, 2006 and
2005, and for the Year Ended December 31, 2006,
Supplemental Schedule as of December 31, 2006
and Independent Auditors' Report

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2006 and 2005	2

Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2006	3

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006	4-10

SUPPLEMENTAL SCHEDULE:	11

Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year) as of December 31, 2006	12

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employees' Pension Committee of
Employees' Thrift Plan of Indianapolis Power & Light Company:

We have audited the accompanying statements of assets available for benefits of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 29, 2007

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

ASSETS                                                       2006           2005
                                                        -------------- --------------
Participant directed investments--at fair value:
  The AES Corporation Common Stock                        $41,397,251    $39,080,342
  Merrill Lynch Equity Index Trust--
      Common/Collective Trust                               5,515,354      4,730,673
  Merrill Lynch Retirement Preservation Trust--
      Common/Collective Trust                              12,655,541      8,623,403
  Aim Income Mutual Fund                                           22             22
  Buffalo Small Cap Mutual Fund                               550,333        -
  Columbia Mid Cap Mutual Fund                              2,143,387        -
  Blackrock H1 Sc opp Inst Mutual Fund                        221,358        -
  Blackrock G1 Res Inst Mutual Fund                           355,153
  Blackrock Government Mutual Fund                          9,465,318
  Blackrock Util Teleco Mutual Fund                           661,889
  Merrill Lynch U.S. Government Mortgage Fund                 -            9,655,448
  Oppenheimer Main Street Income & Growth--
     Mutual Fund                                            6,685,107      6,616,068
  Alger Midcap Growth Institutional Portfolio--
     Mutual Fund                                            1,496,878      1,011,787
  Van Kampen Growth & Income Mutual Fund                    5,117,900      3,610,132
  Lord Abbett Small Cap Value Mutual Fund                   3,377,684      1,458,923
  Lord Abbett Total Return Mutual Fund                      5,006,668        -
  JP Morgan Mid-Cap Value Mutual Fund                         -            1,480,235
  Federated Total Return Bond Mutual Fund                     -            2,805,652
  Seligman Henderson Global Technology
     Mutual Fund                                              -            1,415,803
  Seligman Commun & Info Mutual Fund                      1,131,849          -
  Phoenix Duff & Phelps Real Estate--
     Securities Mutual Fund                                 1,589,393        706,149
  Oppenheimer Real Asset Mutual Fund                          -              530,058
  Franklin Mutual Financial Services--
     Mutual Fund                                              426,656        253,530
  Oppenheimer Gold & Special Minerals--
     Mutual Fund                                            2,229,979        347,706
  Delaware Investments Trend Mutual Fund                      -              459,561
  Aim Global Health Care Mutual Fund                          -              137,356
  Merrill Lynch Utility and Telecommunications--
     Mutual Fund                                              -              332,390
  American Growth Fund of America Mutual Fund               5,222,934      2,932,542
  American Europacific Growth Mutual Funds                  7,614,828      4,000,649
  American Balanced Mutual Fund                             2,465,536      2,182,593
  Participant loans                                         2,013,136      1,670,006
                                                        -------------- --------------
           Total investments                              117,344,154     94,041,028

CASH                                                              604          4,026

ACCRUED INTEREST AND DIVIDENDS                                105,776         97,488
                                                        -------------- --------------
ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE               117,450,534     94,142,542

Adjustments from fair value to contract value
  for fully benefit-responsive investment contracts           245,112        158,066
                                                        -------------- --------------
ASSETS AVAILABLE FOR BENEFITS                            $117,695,646    $94,300,608
                                                        ============== ==============

See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

INCREASES:
  Employee contributions                                         $5,299,549
  Company contributions--net                                      2,528,008
  Interest and dividend income                                    3,870,094
  Net appreciation in fair value of investments                  16,389,799
                                                            ----------------
           Total increases                                       28,087,450
                                                            ----------------
DECREASES:
  Withdrawals by participants or their beneficiaries              4,669,750
  Administrative fees                                                22,662
                                                            ----------------
           Total decreases                                        4,692,412
                                                            ----------------
INCREASE IN ASSETS AVAILABLE FOR BENEFITS                        23,395,038

ASSETS AVAILABLE FOR BENEFITS--Beginning of year                 94,300,608
                                                            ----------------
ASSETS AVAILABLE FOR BENEFITS--End of year                     $117,695,646
                                                            ================

See notes to financial statements.

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") have been prepared on the accrual basis.

Plan Assets - Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions; or payment of vested employer contributions to employees withdrawing from the Plan, to employees obtaining an in- service (suspension) withdrawal, to retiring employees, to participants electing a loan from the Plan, or to beneficiaries of deceased employees; or to pay expenses of the Plan. Participants make requests for distributions directly with the recordkeeper, Merrill Lynch Trust Company of America ("Merrill Lynch" or "Trustee"), except for hardship withdrawals and refunds of participant contributions, which require approval from the Payroll & Benefits department of the Indianapolis Power & Light Company (IPL). The Payroll & Benefits department of IPL conducts day-to-day activities of the Plan at the designation of the Employees' Pension & Benefit Committee (the "Pension Committee").

Merrill Lynch is the sole trustee and recordkeeper of the assets of the Plan.

Risks and Uncertainties- The Plan invests in various securities including U.S. government securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

Investments - Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. The cost of the securities sold is determined on a specific identification basis. Dividends are recorded on the ex- dividend date. See Note 5 ("Merrill Lynch Retirement Preservation Trust") for a detail discussion relating to the value of investments held in the Retirement Preservation Trust fund.

Participant Loans - Loans to participants are stated at cost which approximates fair value.

Use of Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

Administrative Fees - The Trustee assesses each participant $1.88 on a quarterly basis for the base service fee. Participants pay a commission of $0.04 per share (plan change from $.08 per share effective July 3, 2006) for open market transactions in The AES Corporation (AES) common stock. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds.

Expenses for postage and handling for participant statements, confirmations, and distributions are charged directly to the participants or the Company.

Payment of Benefits - Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70 1/2 years. Benefits are recorded when paid.

Adoption of new Accounting Guidance- The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005. The Retirement Preservation Trust (the "Trust") is a trust for the collective investment of assets of Qualified Plans. The FSP was adopted by the Trust for the year ended December 31, 2006. The adoption of the FSP had no impact on the Trust's net assets or unit asset value per share, which have historically been presented at contract value, or total investment

2. DESCRIPTION OF THE PLAN

The Plan is administered by the Pension Committee which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment.

All employees vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. As of December 31, 2006, there is $39,776 in the forfeiture fund.

The Plan is valued on a daily "share" valuation.

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 50%, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a "Before Tax" or "After Tax" option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 4% and are invested in the same funds as the employee elects to have his/her contributions invested. Each participant's account is credited with the participant's contribution and IPL's matching contribution. Allocations of Plan earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $1,000. The period of repayment of the loan can vary but generally will not exceed five years except for loans used to purchase or construct a principal residence. The loans are secured by the balance in the participant's account and bear interest at 1% over prime. Principal and interest are paid through payroll deductions.

The Plan is maintained with the intent of being a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code"). Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on February 6, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code.

Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employees Retirement Income Security Act of 1974. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Participants should refer to the Summary Plan Description for a more detailed description of the Plan.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's assets as of December 31, 2006 and 2005, are as follows:

                                                                2006         2005
                                                            ------------ ------------
The AES Corporation common stock,
   1,878,278 and 2,468,752 shares, respectively             $41,397,251  $39,080,342

Oppenheimer Main Street Income & Growth Mutual
   Fund, 164,415 and 178,187 shares, respectively            $6,685,107   $6,616,068

Merrill Lynch U.S. Government Mortgage Fund,
   0 and 958,833 shares, respectively                            -        $9,655,448

Merrill Lynch Retirement Preservation Trust--
   Common/Collective Trust, 12,900,653
   and 8,781,469 shares, respectively                       $12,655,541   $8,623,403

Merrill Lynch Equity Index Trust--Common/Collective
   Trust, 51,325 and 50,840 shares, respectively*            $5,515,354   $4,730,673

American Europacific Growth Mutual Fund,
   165,900 and 98,514 shares, respectively**                 $7,614,828   $4,000,649

Blackrock Government Mutual Fund,
   882,136 and 0 shares, respectively                        $9,465,318       -

* Not 5% in 2006
**Not 5% in 2005

During 2006, the Plan's investments (including both realized and unrealized gains and losses) appreciated in value by $16,389,799 as follows:

Mutual Funds                                         $2,566,772
Common/Collective Trust                                 707,082
The AES Corporation Common Stock                     13,115,945
                                                ----------------
Net appreciation in fair value of investments       $16,389,799
                                                ================

4. MERRILL LYNCH RETIREMENT PRESERVATION TRUST

One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at fair value with an adjustment to contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2006 and 2005 approximates market value. The average yield rate for 2006 was 4.37%. The ratio of net assets reflecting all assets at fair value divided by the net assets at contract value was 98.2% at 12/31/05 and 98.1% at 12/31/06.

Valuation of Investments

Investment in GICs (Guaranteed Investment Contracts) include traditional GICs (issued by an insurance company and relying on the credit worthiness of the general account), Separate Account GICs (issued by an insurance company and relying on the credit worthiness of the Separate Account) and Synthetic GICs which are a combination of a portfolio of securities plus a wrapper contract issued by a financially responsible third-party (typically a financial institution); herein collectively referred to as Investment Contracts. The FASB Staff Position (FSP) (see "Significant Accounting Policies" section above) states that contract value for investments is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts provided the Trust is established for the collective investment of one or more qualified employer-sponsored defined contribution plans. The Trust meets such requirements of the FSP and therefore values its investments at contract value. Contract value is considered the relevant measurement attribute because that is the amount participants in the Trust receive if they initiate permitted transactions under the term of the underlying defined contribution plan.

GICs issued by an insurance company are valued by calculating the sum of the present values of all projected future cash flows of each investment. The discount rate used is provided by other similar maturity investment contracts at year-end. Synthetic GIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractual obligated payments in the original wrapper contract.

Debt securities are traded primarily in the over-the-counter ("OTC") markets and are valued at the last available bid price in the OTC market or on the basis of values obtained by a pricing service.

The Trust may enter into swap agreements, which are OTC contracts in which the Trust and a wrap provider as the counterparty agree to make periodic net payments on a specified notional amount.

Short-term investments are valued at amortized cost. Securities for which market quotations are not readily available are valued at fair value as determined in good faith by management of the Trust.

Investment Contracts

All investment contracts held in the portfolio are fully benefit-responsive. All contracts are effected directly between the Trust and the wrapper or issuer of the benefit responsive feature. The Trust is prohibited from assigning or selling the contract to another party without the consent of the wrapper or issuer.

Traditional GICs are designed to provide a fixed return on principal invested for a specified period of time. The issuer of a traditional GIC is a financially responsible counterparty, typically an insurance company or bank. The issuer accepts a deposit from the Trust and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the Trust, and guarantees liquidity at contract value prior to maturity for permitted participant-initiated withdrawals from the Trust. The investments underlying a Synthetic GIC are owned by the Trust. Synthetic GICs consist of a portfolio of underlying assets owned by the Trust, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assts, in order to fund permitted participant-initiated withdrawals from the Trust. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The Trust allows participants daily access to their funds.

Interest Crediting Rate

The interest crediting rate for each investment contract is determined as follows: the current yield to maturity of the underlying investments plus or minus an adjustment for any difference between the contract value and fair value of securities taken over the contract value and the duration of the securities. In the case of strategic buy and hold investment contracts, the above methodology is followed except the current yield to maturity is replaced with the dollar duration weighted yield to maturity of the investments. The key factors that could influence future credit rates are changes to market interest rates, changes in the market value of securities, changes in the duration or weighted average life of securities and deposits or withdrawals to investment contracts. All investment contracts have a zero percent minimum interest crediting rate. All investment contracts are reset at least quarterly, although under certain circumstances such as a large deposit or withdrawal, they may be reset more frequently.

5. RELATED-PARTY TRANSACTIONS

One of the Plan's investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, any investment transactions involving AES common stock qualify as party-in-interest transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Utility and Telecommunications Mutual Fund, the Merrill Lynch U.S. Government Mortgage Fund, the Blackrock HI Sc Op Inst Mutual Fund, the Blackrock GI Res Inst Mutual Fund, the Blackrock Government Mutual Fund and the Blackrock Util Teleco Mutual Fund and therefore, these transactions also qualify as party-in-interest transactions.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of assets available for benefit per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

                                                                     2006
                                                                 -------------
Statement of assets available for benefits:

 Assets available for benefits per the financial statements      $117,695,646
 Adjustment from contract value to fair value for fully
   benefit-responsive investment contracts                           (245,112)
                                                                 -------------
 Assets available for benefits per the Form 5500,
   at fair value                                                 $117,450,534
                                                                 =============

Statement of changes in assets available for benefits:

 Increase in assets per the financial statements                   23,395,038
 Adjustment from contract value to fair value for fully
   benefit-responsive wrap contracts                                 (245,112)
                                                                 -------------
 Net Income per Form 5500                                          23,149,926
                                                                 =============

                            * * * * *
11k Supplement

SUPPLEMENTAL SCHEDULE

EMPLOYEES' THRIFT PLAN OF
INDIANAPOLIS POWER & LIGHT COMPANY

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 35-0413620
PN: 003
DECEMBER 31, 2006

                                                                       Fair
Shares                            Description                          Value
-----------   ---------------------------------------------------- -------------
         4      Aim Income Mutual Fund                                      $22
 1,878,278   *  The AES Corporation Common Stock                     41,397,251
             *  Merrill Lynch Retirement Preservation
12,900,653         Trust--Common/Collective Trust                    12,655,541
    51,325   *  Merrill Lynch Equity Index Trust--
                   Common/Collective Trust                            5,515,354
   164,415      Oppenheimer Main Street Income
                   & Growth Mutual Fund                               6,685,107
     8,401  *   Blackrock H1 Sc Opp Inst Mutual Fund                    221,358
     6,453  *   Blackrock G1 Res Inst Mutual Fund                       355,153
   882,136  *   Blackrock Government Mutual Fund                      9,465,318
    45,522  *   Blackrock Util Teleco Mutual Fund                       661,889
   231,789      Van Kampen Growth & Income Mutual Fund                5,117,900
    88,416      Alger Midcap Growth Institutional
                   Portfolio Mutual Fund                              1,496,878
   114,537      Lord Abbett Small Cap Value Mutual Fund               3,377,684
   482,803      Lord Abbett Total Return Mutual Fund                  5,006,668
    20,428      Buffalo Smal Cap Mutual Fund                            550,333
   160,953      American Growth Fund of America
                   Mutual Fund                                        5,222,934
   165,900      American Europacific Growth Mutual Fund               7,614,828
   130,039      American Balanced Mutual Fund                         2,465,536
    33,221      Seligman Commun & Info Mutual Fund                      1131849
    44,162      Phoenix Duff & Phelps Real Estate
                   Securities Mutual Fund                             1,589,393
    18,879      Franklin Mutual Financial Services
                   Mutual Fund                                          426,656
    76,949      Oppenheimer Gold & Special Minerals
                   Mutual Fund                                        2,229,979
   146,807      Columbia Mid Cap Value Mutual Fund                    2,143,387
             *  Participant Loans  (with maturities ranging
                from 2007 to 2015 and interest rates ranging
                from 5.0% - 9.25%)                                    2,013,136
                                                                   -------------
                TOTAL INVESTMENTS                                  $117,344,154
                                                                   =============

* Party-in-interest transaction

SIGNATURES

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' THRIFT PLAN OF INDIANAPOLIS POWER & LIGHT COMPANY

By the Plan Administrator:

EMPLOYEES' PENSION & BENEFITS COMMITTEE OF INDIANAPOLIS POWER & LIGHT COMPANY

By: /s/ Edward J. Kunz

Edward J. Kunz, Chairman of the Committee

DATE: June 29, 2007